                                                                       EXHIBIT C

                                  Supplement to
                             Kelley Oil Corporation
                                Offer to Purchase
                                    Units of
                Kelley Partners 1994 Development Drilling Program
                                       for
                             $0.28 per Unit in Cash

     THIS DOCUMENT SUPPLEMENTS THE OFFER TO PURCHASE DATED NOVEMBER 28, 2000 PREVIOUSLY SENT TO YOU (THE "ORIGINAL OFFER"). THE TERMS OF THE OFFER HAVE NOT CHANGED, BUT THIS SUPPLEMENT PROVIDES ADDITIONAL DISCLOSURE REGARDING THE OFFER AND THE PARTNERSHIP. YOU SHOULD READ THIS DOCUMENT IN CONJUNCTION WITH THE ORIGINAL OFFER.

     This offer will expire at noon, Houston, Texas time on December 28, 2000 (the "expiration date"). You must validly tender your units on or before the expiration date to receive the purchase price. You may withdraw any tendered units before the expiration date.

     Kelley Oil Corporation invites you to tender all of the units you hold in Kelley Partners 1994 Development Drilling Program (the "partnership") for a cash purchase price of $0.28 per unit (the "purchase price") on the terms and subject to the conditions set forth herein and in the enclosed letter of transmittal. The Original Offer, as supplemented by this document, and the letter of transmittal together constitute our offer.

     This offer is being made to all unitholders. We will pay the purchase price for all units validly tendered and not withdrawn on the terms and subject to the conditions of this offer.

     We are the managing general partner of the partnership. Our board of directors has approved this offer and believes it is fair, from a financial point of view, to holders of units not affiliated with us. The partnership, acting through us as its general partner, also believes this offer is fair, from a financial point of view, to holders of units not affiliated with it. However, we may have a conflict of interest in this matter, and this is not a recommendation regarding the offer. You must make the decision as to whether or not you will tender your units.

     THE PURCHASE PRICE IS BASED ON A FAIR MARKET APPRAISAL OF THE PARTNERSHIP'S OIL AND GAS RESERVES CONDUCTED BY INDEPENDENT PETROLEUM ENGINEERS. THAT APPRAISED FAIR MARKET VALUE IS $6,075,000. A COMPONENT OF THE FAIR MARKET VALUE DETERMINATION IS THE "PV-10", OR ESTIMATED PRESENT VALUE OF FUTURE NET CASH FLOWS USING THE PRICING ASSUMPTIONS MORE FULLY DESCRIBED IN THE ENGINEER'S REPORT. THE PV-10 OF THE PARTNERSHIP'S OIL AND GAS RESERVES IS $8,978,500. THE PURCHASE PRICE THEREFORE DOES NOT FULLY REFLECT THE PV-10 OF THE PARTNERSHIP'S OIL AND GAS RESERVES.

     This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the SEC passed upon the fairness or merits of this offer or the adequacy or accuracy of the information in this document. Any representation to the contrary is a criminal offense.

     Subject to applicable securities laws, we reserve the right to waive any conditions of this offer, to extend or terminate the offer or to amend the offer.

     You should read "Risk Factors" beginning on page 6 of the Original Offer and beginning on page 3 of this supplement for discussions of certain factors you should consider in evaluating this offer.

     We have not engaged any dealer-manager, depositary, or information or solicitation agent in connection with this offer. If you have questions or need additional copies of this document or the letter of transmittal, please contact us at 601 Jefferson, Suite 1100, Houston, Texas 77002 or by telephone at (713) 652-5200. This supplement is first being sent or given to unitholders on or about December 12, 2000.

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                           SUMMARY TERMS OF THE OFFER

     In this document, the terms "we", "us" and "our" refer to Kelley Oil Corporation and not to the partnership.

     The terms of the offer have not changed from those set forth in the Original Offer. The following are the material terms of the offer.

o The offer is made by Kelley Oil Corporation, the managing general partner of the partnership and holder of 92% of the outstanding units, to all unitholders of the partnership.

o We have set no minimum tender. We will pay the purchase price for all units validly tendered and not withdrawn on the terms and subject to the conditions of this offer.

o If you tender any of your units, you must tender all of your units. The partnership agreement does not permit a transfer of units in part.

o To accept the offer, you must return a properly completed and signed letter of transmittal in the form enclosed on or before the expiration date. You may withdraw any tender before the expiration date.

o The purchase price of $0.28 per unit represents the distribution that would be made if the partnership sold all of its oil and gas reserves at their fair market value as recently appraised by independent petroleum engineers, and liquidated.

o You are not required to accept the offer. Our board of directors believes the offer is fair, from a financial point of view, to holders of units. However, this is not a recommendation regarding the offer. You must evaluate the offer and make your own decision.


     THIS OFFER IS MADE BY THE MANAGING GENERAL PARTNER OF THE PARTNERSHIP, WHO OWNS A MAJORITY OF THE OUTSTANDING UNITS. WE MAY THEREFORE HAVE A CONFLICT OF INTEREST IN MAKING THIS OFFER. IT IS IN OUR INTEREST TO PURCHASE YOUR UNITS AT THE LOWEST POSSIBLE PRICE. THIS IS IN CONTRAST TO YOUR BEST INTEREST TO PROFIT BY SELLING AT THE HIGHEST POSSIBLE PRICE. YOU SHOULD CONSIDER THAT FACT IN DETERMINING WHETHER OR NOT TO ACCEPT THIS OFFER.

     BECAUSE OF THIS CONFLICT OF INTEREST, WE HAVE BASED THE PURCHASE PRICE ON A FAIR MARKET APPRAISAL OF THE PARTNERSHIP'S OIL AND GAS RESERVES CONDUCTED BY INDEPENDENT PETROLEUM ENGINEERS.

     We have not engaged any person to solicit tenders. We have not, and the partnership has not, authorized any person to make a recommendation on our or its behalf as to whether you should accept the offer or to give you any additional information regarding the offer of the partnership. Do not rely on any such recommendation or on any information not contained or expressly incorporated into this document.

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
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                  ANSWERS TO YOUR QUESTIONS REGARDING THE OFFER

     The following question and answer supplements those in the Original Offer.

WHY IS THE APPRAISED FAIR MARKET VALUE LOWER THAN THE PV-10 OF THE PARTNERSHIP'S RESERVES?

     We asked Gruy to evaluate the fair market value of the partnership's oil and gas reserves. As described in Gruy's report, Gruy's valuation methodology began using the income forecast method, which is based on the present value of estimated future net cash flows of partnership's oil and gas reserves. This method results in a figure commonly referred to as "PV-10". The PV-10 of the partnership's oil and gas reserves is approximately $9.0 million. This figure includes, among other things, assumptions about the amount of recoverable reserves, the timing of recovery of those reserves and the prevailing prices for oil and natural gas at the time those reserves are recovered. Standing alone, this figure may or may not represent the fair market value, or the amount that a willing seller would pay and a willing buyer would accept.

     As stated in Gruy's report, "To subsequently arrive at the estimated fair market value, consideration has been given to current and expected future oil and natural gas product sales prices, and significant attention has been given to those financial indices common to recent transactions involving oil and natural gas properties similar to [the partnership's]."

     There are several reasons the PV-10 might not reflect the fair market value. One is that some costs are not included in a PV-10. As stated in the Gruy report, "Future cash inflow and future net cash flow as stated in this report exclude consideration of state or federal income tax. Future costs of abandoning the facilities and wells, and the future costs of restoration of producing properties to satisfy environmental standards are not deducted from cash flow. Salvage values are not included in net cash flow." Another reason PV-10 may not reflect fair market value is that a willing seller or willing buyer may not agree with the pricing assumptions included in the PV-10.

     The pricing assumptions Gruy used are reflected in their report. A willing buyer must accept the risk that future oil and gas prices may be less than those reflected in the PV-10.


     The following answer supersedes the answer to the question of the same title set forth in the Original Offer.

AS MANAGING GENERAL PARTNER, DON'T YOU HAVE A CONFLICT OF INTEREST? HOW DOES THIS OFFER BENEFIT YOU?

     As managing general partner of the partnership, we may have a conflict of interest in making this offer. That is why we engaged a third party to appraise the value of the partnership's oil and gas reserves. Nonetheless, you should consider that this offer is beneficial to us. First, as majority unitholder, we indirectly bear the majority of the administrative costs of the partnership that we seek to mitigate by conducting this offer. Secondly, some of these administrative burdens are less tangible, such as the time and effort expended by our staff on partnership administration. Although we are reimbursed by the partnership for an allocated portion of these tasks, we believe that economic reimbursement does not fully compensate us for the distraction of our management from its primary task of operating Kelley Oil Corporation. Thirdly, to the extent we purchase units, our interest in the net book value and net earnings of the partnership will increase. The net book value per unit of the partnership is $.27. The net income per unit for the three months ended September 30, 2000 was $.01. The amount our interest in the net book value and net earnings of the partnership will increase depends on how many units are validly tendered.

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

                                  RISK FACTORS

     You should consider the following factors, in addition to the risk factors included in the Original Offer and the partnership's SEC filings incorporated herein by reference, in evaluating the offer.

     The following risk factor supplements those in the Original Offer.

YOU WILL NOT PARTICIPATE IN FUTURE PROFITS OF THE PARTNERSHIP IF YOU TENDER YOUR UNITS.

     If you validly tender your units and we accept and pay for them, you will not participate in future profits of the partnership.

     All unitholders will receive a distribution of profits for the third and fourth quarters of 2000 if the partnership generates a profit for those periods, which has not yet been determined. If these distributions are made, you will receive them whether or not you tender your units.

     The following risk factors supersede the risk factors of the same title set forth in the Original Offer

WE MAY HAVE A CONFLICT OF INTEREST IN MAKING THIS OFFER.

     As managing general partner of the partnership, we may have a conflict of interest in making this offer. You should consider that this offer is beneficial to us. First, as majority unitholder, we indirectly bear the majority of the administrative costs of the partnership that we seek to mitigate by conducting this offer. Secondly, some of these administrative burdens are less tangible, such as the time and effort expended by our staff on partnership administration. Although we are reimbursed by the partnership for an allocated portion of these tasks, we believe that economic reimbursement does not fully compensate us for the distraction of our management from its primary task of operating Kelley Oil Corporation. Thirdly, to the extent we purchase units, our interest in the net book value and net earnings of the partnership will increase. The net book value per unit of the partnership is $.27. The net income per unit for the three months ended September 30, 2000 was $.01. The amount our interest in the net book value and net earnings of the partnership will increase depends on how many units are validly tendered.

     It is in our interest to purchase your units at the lowest possible price. This is in contrast to your best interest to profit by selling at the highest possible price. You should consider that fact in determining whether or not to accept this offer.

THE PURCHASE PRICE MIGHT NOT ACCURATELY REFLECT THE VALUE OF YOUR UNITS.

     Gruy's appraisal of the fair market value of the partnership's oil and gas reserves is a subjective process and may prove to be inaccurate. Any valuation of oil and gas reserves is inherently uncertain. It is possible that more oil and gas could be recovered than is reflected in Gruy's report or that the oil and gas produced could be sold at higher prices than those assumed in that report. In that case, by retaining your units you may receive more value over time through partnership distributions than you will receive by tendering your units.

     The Gruy appraisal is not based on an actual third-party offer to purchase the partnership's oil and gas reserves. We have neither sought nor received, and we are not seeking and do not expect to receive, an offer from a third party to purchase the partnership's oil and gas reserves. Nonetheless, it is possible that a third party would be willing to pay a higher price for the reserves than the price reflected in that report. Therefore, the purchase price may be lower than the market value of the partnership units. We have no current intention to sell the partnership's oil and gas reserves. However, if the partnership were to sell its oil and gas reserves in the future at a higher price than that reflected in the Gruy report and liquidate, holders of units who do not tender their units in this offer may receive more for their units following such a sale. Therefore, the purchase price may be lower than the liquidation value of the partnership units.

     Further, the purchase price is lower than the PV-10 of the partnership's oil and gas reserves and, if current oil and gas prices hold through the end of the year, likely will be substantially lower than the partnership's PV-10 as we will calculate it at that time.

                                 THE PARTNERSHIP

     The following sections supplement the Original Offer.

SELECTED FINANCIAL DATA

         The following table presents selected financial data for the partnership. The financial information presented below is derived from the partnership's audited financial statements incorporated by reference into this document and should be read in conjunction with those financial statements and the related Notes thereto.


                                         (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)


                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                                        YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                         -------------------------------------------------------   -------------
SUMMARY OF OPERATIONS:                     1995        1996       1997       1998       1999           2000
                                           ----        ----       ----       ----       ----           ----
Total revenues                            $ 10,647   $ 20,240    $ 15,970   $ 8,081    $ 5,399       $ 1,777
Production expenses                          1,123      2,348       2,036     1,515        687           319
Exploration expenses                         6,767        606         369        --         --            --
General and administrative expenses            620        854         934       854        454           220
Interest expense
Depreciation, depletion and
  amortization                               6,617      5,536       4,631     3,080      1,124           515
Impairment of oil and gas properties        10,914         --          --        81         --            --
Net income (loss)                          (15,394)    10,896       8,000     2,551      3,134           723
Net income (loss) per Unit(1)                 (.71)       .50         .37       .12        .14           .03
Distributions paid per Unit(1)                 .33        .69         .65       .38        .57           .06
Units outstanding                           20,864     20,864      20,864    20,864     20,864        20,864


                                                            AT DECEMBER 31,                        SEPTEMBER 30,
                                         -------------------------------------------------------   -------------
                                           1995        1996       1997       1998       1999           2000
                                           ----        ----       ----       ----       ----           ----
SUMMARY BALANCE SHEET DATA:               1
Working capital (deficit)                 $(4,515)   $ 3,647     $ 5,551    $ 2,923     $  800         $  815
Oil and gas properties, net                12,715     19,035      15,743     12,667      5,487          4,893
Total partners' equity                      8,200     22,682      21,294     15,590      6,287          5,708
Total assets                               15,733     25,479      21,781     15,763      6,408          5,767

     (1) Per unit amounts are based on the Unitholders' 96.04% share of net income and loss.

PARTNERSHIP PROPERTIES


     The partnership's assets consist primarily of working interests in oil and gas properties in Texas and Louisiana. The partnership has interests in 30 gross (4.63 net) producing oil and gas wells. The estimated total net proved reserves attributable on January 1, 2001 to the partnership's interests are 6,700 barrels of oil and 5,725 million standard cubic feet of natural gas. The partnership has no intention of acquiring additional property. The partnership's interests in these wells is not mortgaged. The partnership has no intention to incur material capital expenditures with respect to these properties other than maintenance expenditure, re-completions and the like in the ordinary course of business. For further discussion of the partnership's properties, see the partnership's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference.

     The following section supersedes the section of the same title set forth in the Original Offer

DETERMINATION OF FAIRNESS

     Financial Fairness

     Our board of directors has approved this offer and believes it is fair, from a financial point of view, to holders of units not affiliated with us. The partnership, acting through us as its general partner, also believes this offer is fair, from a financial point of view, to holders of units not affiliated with it. In formulating this belief, we considered, among other things,

o the appraised value of the partnership's oil and gas reserves as reflected in the Gruy report,

o    the restrictions on transfer of units,

o the desire expressed to us by several unitholders to liquidate their investment in the partnership,

o the diminishing nature of the partnership's oil and gas reserves and the current and future expected income from those oil and gas reserves to unitholders,

o the current high level of both natural gas and crude oil prices compared to historical averages and the effect of those prices on the PV-10 of the partnership's assets,

o the administrative burden on unitholders of receiving an annual K-1 income statement and including that income in their federal tax returns, and

o the administrative costs of the partnership to prepare tax forms and SEC filings in relation to the revenue of the partnership and the effects of these costs on income and distributions.

     The most significant factor in this determination was the Gruy report. We believe that report most accurately reflects the fair market value of the partnership's oil and gas reserves based primarily on the present value of future net cash flows and financial multiples reflected in the sale of comparable oil and gas reserves. We neither sought nor received an offer from a third party to purchase the partnership's oil and gas reserves, and no such offer is reflected in this determination.

     We did not consider current or historical market prices for the units, as there is no market for the units. We did not place much significance on the net book value of the partnership, as we believe the book value of oil and gas reserves, which constitute the majority of the partnership's assets, does not reflect market value, and in fact undervalues such assets. We believe the Gruy valuation of the partnership's oil and gas reserves adequately considers the going concern value and liquidation value of the partnership.

     Procedural Fairness

     We and the partnership also believe that this transaction is procedurally fair to unaffiliated unitholders. In formulating this belief, we considered, among other things, the following: (i) the purchase price is based on an appraisal by an independent, third-party professional, (ii) no unitholder will be forced to sell his or her units, regardless of the number of units tendered, and (iii) by amending the partnership agreement to permit transfers among existing unitholders, we may have created an alternative exit strategy to the extent any existing unitholder wishes to acquire additional units.

     This transaction is not structured so that approval of a majority of unaffiliated unitholders is required. Each unitholder may make his or her own decision as to whether or not to tender, and we will accept all validly tendered units. We did not hire an unaffiliated representative to act solely on behalf of unaffiliated unitholders for purposes of negotiating this transaction and/or preparing a report concerning the fairness of the transaction. Instead, we engaged Gruy, which is not affiliated with us or the partnership, to determine an unbiased, fair market value of the partnership's oil and gas reserves using their best professional judgment. This transaction was not approved by a majority of our directors who are not our employees, because all of our directors are also our employees.

     We may have a conflict of interest in this matter, and these determinations of fairness are not a recommendation that you accept the offer.

                                    THE OFFER

     The following sections supersede the sections of the same title set forth in the Original Offer

SOURCE OF FUNDS

     If all outstanding units are tendered, the aggregate purchase price will be approximately $476,000. We have sufficient cash on hand to pay the full purchase price of any units tendered. We have not established an alternative financing plan, as we do not believe such a plan is necessary.

PURPOSES AND EFFECTS OF THE OFFER

     Purposes of the Offer

     The purpose of the offering is two-fold: First, to provide a convenient means for those unitholders no longer interested in maintaining an investment in the partnership to liquidate their units at what we believe is a fair and reasonable price. Second, to reduce the administrative costs of maintaining the partnership by reducing the number of unitholders.

     If a sufficient number of unitholders accept the offer and validly tender their units so that 300 or less unitholders remain, we intend to seek deregistration of the units under the Securities Exchange Act. In that case, the partnership would no longer be obligated to file annual, quarterly or other reports with the SEC. However, if more than 300 unitholders remain following the offer, the partnership will continue to file the appropriate SEC reports as required and the administrative costs of maintaining the partnership and the costs to unitholders may not be reduced.

     Consideration Given to Alternative for Increasing Unitholder Value--Asset Sales and Roll-ups

     We have neither sought nor received, and we are not seeking and do not expect to receive, an offer from a third party to purchase the partnership's assets. Given the size and nature of the partnership's portfolio, we do not believe that its remaining assets would attract an outside purchaser at an acceptable price. The partnership's assets are minority interests in numerous oil and gas properties. Further, the time and costs associated with marketing the partnership's properties and negotiating a purchase agreement, which would include legal fees and may include environmental surveys, brokers' fees and other costs, would delay the partnership's dissolution and decrease the amount of funds available for unitholders on dissolution.

     In addition, we or our affiliates also hold interests directly in many of the properties in which the partnership holds interests. In those cases, it is not in our best interest to have an outside party acquire the partnership's assets and thereby become a partner with us in those properties.

     Further, we recognize that not all unitholders wish to liquidate their investment at this time. A sale of all of the partnership assets and liquidation would necessitate that all unitholders receive cash for their units. Our preference is to provide you with the option of selling or retaining your units.

     Other partnerships like this have, in the past, been "rolled up" into the managing general partner or one of its affiliates. In a roll up, you would receive shares of Kelley Oil Corporation or, more likely, its publicly-traded parent, Contour Energy Co. Neither we nor Contour is interested in engaging in a roll-up transaction at this time. Among other things, we believe that the transaction costs associated with such an arrangement would further diminish the value that we could offer you.

     If a sufficient number of unitholders accept the offer and validly tender their units, we may in the future consider various reorganization transactions to dissolve the partnership and further reduce the administrative burdens associated with maintaining the partnership entity. In such a transaction, we may endeavor, to the extent practical and permitted under applicable securities laws, to provide each unitholder with the economic equivalent of his or her units. For example, one such structure that we have considered is a dissolution of the partnership and a distribution of net profits interests carved from the mineral interests the partnership owns. However, we are not undertaking to accomplish any such transaction, and we cannot assure you that we will effect such a transaction.

     Reasons for Making the Offer Now.

     The partnership, by its nature, has a depleting asset base. When the partnership was formed in 1994, it acquired interests in certain oil and gas properties. Over the years, as oil and gas have been produced from those properties, the partnership's reserve base has been depleted. As the partnership's reserves are depleted, its revenues and income also decline. Partnership income for the first nine months of 2000 amounted to $.04 per unit, and we expect that income to decrease further in future years as the partnership's reserves are further depleted, depending on prevailing prices for oil and gas.

     Several unitholders have expressed to us that the administrative burdens of holding units, including the administrative burdens associated with income tax filings, outweigh the de minimis occasional income provided to unitholders. Unfortunately, the partnership agreement does not provide for a convenient method for unitholders to liquidate their investment, and units generally are not transferable. We are making this offer to provide a convenient means for those unitholders no longer interested in maintaining an investment in the partnership to liquidate their units at what we believe is a fair and reasonable price. We intend to complete the offer before the end of 2000 so that if you tender your units, 2000 will be the final year you receive a K-1 income report from the partnership.

     We believe that the partnership structure, with its excessive administrative costs and dwindling revenues and asset base, has reached or is near reaching the point that it has outlived its usefulness.

FEES AND EXPENSES

     We will bear the fees and expenses of the offering. No transfer fees will be imposed on a tender of your units. Because all unitholders are record holders, no brokerage fees should be applicable. We estimate the fees and expenses of the offer as follows:

     SEC filing fees:                         $    96
     Legal fees:                               15,000
     Accounting fees:                           2,500
     Appraisal fees:                            8,500
     Solicitation expense:                        n/a
     Printing and mailing costs:                7,000
     Other expenses:                              904
                                              -------
     Total                                    $34,000


GRUY REPORT

     Gruy has amended the penultimate paragraph of its report to read as follows:

     "If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person, with the approval of our client, is invited to visit our offices at his expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based."